UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 19, 2020

INTERPRIVATE ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39204	84-3080757
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1350 Avenue of the Americas

New York, NY 10019

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 647-0166

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	IPV.U	The New York Stock Exchange
Common stock, par value $0.0001 per share	IPV	The New York Stock Exchange
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	IPV WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by InterPrivate Acquisition Corp., a Delaware corporation (“InterPrivate”) in presentations for certain of InterPrivate’s stockholders and other persons regarding the previously announced proposed transaction pursuant to the business combination agreement (the “Business Combination Agreement”) among InterPrivate, Aeva, Inc., a Delaware corporation (“Aeva”), and WLLY Merger Sub Corp., a Delaware corporation and newly formed, wholly-owned direct subsidiary of InterPrivate (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Aeva, with Aeva surviving the merger as a wholly-owned direct subsidiary of InterPrivate (the “Merger,” together with the other transactions related thereto, the “Proposed Transaction”).

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Proposed Transaction. InterPrivate intends to file a registration statement on Form S-4 that will include a proxy statement of InterPrivate, a consent solicitation statement of Aeva and a prospectus of InterPrivate. The proxy statement/consent solicitation statement/prospectus will be sent to all InterPrivate and Aeva stockholders. InterPrivate also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and securities holders of InterPrivate and Aeva are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Proposed Transaction as they become available because they will contain important information about the Proposed Transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/ or by written request to InterPrivate at InterPrivate Acquisition Corp., 1350 Avenue of the Americas, New York, NY 10019.

Participants in Solicitation

InterPrivate and Aeva and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the Proposed Transaction. Information about InterPrivate’s directors and executive officers and their ownership of InterPrivate’s securities is set forth in InterPrivate’s filings with the SEC, including InterPrivate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 30, 2020. To the extent that holdings of InterPrivate’s securities have changed since the amounts printed in InterPrivate’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

 Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Aeva and InterPrivate, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Aeva and the markets in which it operates, and Aeva’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of InterPrivate’s securities; (ii) the risk that the Proposed Transaction may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Business Combination Agreement by the stockholders of InterPrivate and Aeva, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the transaction on Aeva’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Aeva and potential difficulties in Aeva employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against Aeva or against InterPrivate related to the Business Combination Agreement or the Proposed Transaction; (ix) the ability to maintain the listing of InterPrivate’s securities on the New York Stock Exchange; (x) the price of InterPrivate’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aeva plans to operate, variations in performance across competitors, changes in laws and regulations affecting Aeva’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Aeva operates; (xiii) the risk that Aeva and its current and future collaborators are unable to successfully develop and commercialize Aeva’s products or services, or experience significant delays in doing so; (xiv) the risk that Aeva may never achieve or sustain profitability; (xv) the risk that Aeva will need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xvii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Aeva’s products and services; (xix) the risk that Aeva is unable to secure or protect its intellectual property; and (xx) the risk that the post-combination company’s securities will not be approved for listing on the New York Stock Exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by InterPrivate from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Aeva and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Aeva nor InterPrivate gives any assurance that either Aeva or InterPrivate will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate, Aeva or Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Form of Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERPRIVATE ACQUISITION CORP.

Date: November 19, 2020	By:	/s/ Brandon Bentley
		Name:	Brandon Bentley
		Title:	General Counsel

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